Overview of Updates – July 2023

- Contact Employee details have been updated.
- Schedule A – Principals updated.
- Exhibit 99.36 (7-R Information):
  - NFA ORS system / 7-R Information has been automatically updated to reflect changes in Principals.
  - Updates to contact details have also been made.